FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 30, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

FINANCIAL RESULTS

FOR THE SECOND QUARTER ENDED JUNE 30, 2005

Moscow, Russian Federation – August 30, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announces excellent financial and operating results for the second quarter of 2005(1) featuring strong financial performance, robust subscriber growth and ARPU increase.

Financial Highlights:

Strong financial performance

•                  Revenues up 35% year-on-year to $1,237 million

•                  OIBDA(2) up 25% year-on-year to $652 million (OIBDA margin of 53%)

•                  Net income up 14% year-on-year to $304 million

•                  Free cash-flow(3) positive with $63 million for H1 2005

Operating Highlights:

Robust subscriber growth and ARPU increase

•                  ARPU(4) growth in all markets

•                  Q2 2005 subscriber additions of 5.38 million; 14.1 million year-to-date

•                  Acquisition in Turkmenistan increased license coverage footprint by 6.6 million inhabitants

•                  48.23 million consolidated subscribers as of August 29, 2005

Financial Summary (Unaudited)

US$ million	Q2 2005	Q2 2004	Change Y-on-Y	Q1 2005	Change Q-on-Q
Revenues	1,236.6	918.2	34.7%	1,057.0	17.0%
Net operating income	434.7	371.7	16.9%	338.7	28.3%
OIBDA	651.6	521.5	24.9%	536.9	21.4%
OIBDA margin	52.7%	56.8%	-4.1pp	50.8%	+1.9pp
Net income	303.9	267.5	13.6%	232.5	30.7%

(1) Based on unaudited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2) See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(3) See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

(4) See Attachment C for definitions of ARPU, MOU, Churn and SAC.

Vassily Sidorov, MTS’ President and CEO, stated: “We are presenting strong results today that demonstrate a continued growth in our customer base and a robust increase in our revenues and net earnings. Our consolidated subscriber base now totals 48.2 million. Looking ahead, we expect to surpass a milestone of 50 million in the next couple of months, which would propel us to one of the top ten largest mobile phone operators in the world in terms of subscribers.

“As part of our efforts to deliver a more rewarding experience to our customers, we will be launching i-mode services in Moscow and St Petersburg in mid-September. We continue to see i-mode as pivotal in providing a platform for future revenue growth from value-added services, and as a strong differentiator for our business in various markets.

“In Ukraine, where the business climate has improved following a stabilization in the political process, MTS remains the leading operator despite an increasingly competitive environment. In Uzbekistan, the market is expanding, underlining our belief that new CIS markets represent attractive growth opportunities. We continue to lead the market in Uzbekistan with a market share of 57%, and see strong subscriber additions in Belarus, where our market share rose further to 51%.

“At the end of the second quarter we completed an acquisition in Turkmenistan, extending our license portfolio by 6.6 million people and providing us with the leading position on this market. With just over 1% mobile penetration, this market is expected to grow on the back of an untapped demand for telecommunications services.

“Overall, our business continues to perform very well and we are on track for 25+% top line growth for this year. There are no changes to our guidance of low-50% for our OIBDA margin for the year. On CAPEX, we are spending not more than $100 per new subscriber, and our total should not exceed $2 billion for the year.”

Operating Overview

Market Growth

MTS’ principal markets – Russia and Ukraine – continue to demonstrate significant growth. In the second quarter of 2005 mobile penetration(5) in Russia increased from 59% to 67%, and from 34% to 41% in Ukraine. This growth is a result of new users joining mobile networks as disposable income in both countries continues to rise, coupled with the growth in multi-SIM card ownership. In Belarus, mobile penetration increased from 28% to 32% for the same period.

MTS’ new markets are showing impressive progress and continue to represent attractive growth prospects. Mobile penetration in Uzbekistan increased from 2.3% to 3.0% during the second quarter. Mobile penetration in Turkmenistan, where MTS acquired the leading mobile phone operator, is at around 1%.

Subscriber Development

MTS’ net subscriber additions in the second quarter of 2005 were at 5.38 million, all of which were added organically with the exception of 59 thousand subscribers added through the acquisition in Turkmenistan. In all of its markets, MTS continued to show positive subscriber dynamics, with net additions amounting to 3.84 million in Russia, 1.44 million in Ukraine, and around 46 thousand in Uzbekistan. Net additions by MTS’ joint venture in Belarus(6) were 210 thousand for the same period.

Due to MTS’ improved focus on customer loyalty and subscriber retention, and the implementation of a number of CRM campaigns, the Company’s second quarter 2005 churn rate

(5) The source for all market information in this press release is AC&M-Consulting unless otherwise mentioned.

(6) MTS owns a 49% stake in Belarus operator, Mobile TeleSystems LLC, which is not consolidated.

in Russia substantially declined compared to the same period in the prior year to 6.8%. In Ukraine, churn increased insignificantly compared to the prior year to 5.7%.

Since the end of the second quarter to August 29, 2005, MTS’ subscriber net additions were 4.2 million, expanding its consolidated subscriber base to 48.23 million.

Market Share

In Russia, MTS accounted for around 32% of new subscriber additions during the second quarter and maintained its leading position with a market share of approximately 35%. In Ukraine, the Company accounted for around 44% of new subscriber additions and showed a slight decline in market share to 49% at the end of the period. MTS’ market share in Uzbekistan, estimated by the Company, was at 57%(7). In Belarus, the market share of MTS Belarus increased by 1% during the quarter to reach 51%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans (Jeans in Russia, and Jeans and SIM-SIM in Ukraine) accounted for 92% of gross additions in Russia and 95% in Ukraine. By the end of the second quarter of 2005, 83% of MTS’ customers in Russia were signed up to pre-paid tariff plans; 88% in Ukraine.

Key Operating Summary

	Q2 2005	Q1 2005	Q4 2004		Q3 2004	Q2 2004
Total consolidated subscribers, end of period (mln)	44.07	38.69	34.22		26.63	22.78
Russia	34.09	30.25	26.54		20.84	18.14
Ukraine	9.52	8.08	7.37		5.53	4.63
Uzbekistan	0.40	0.35	0.31		0.26	—
Turkmenistan	0.06	—	—		—	—
MTS Belarus	1.61	1.40	1.21		0.97	0.74
Russia
ARPU (US$)(8)	9.3	9.1	11.2		14.0	14.1
MOU (minutes)	134	138	164		168	160
Churn rate (%)	6.8	6.7	6.3		6.7	7.7
SAC per gross additional subscriber (US$)	18	18	19		21	21
Ukraine
ARPU (US$)	10.8	10.0	12.4		15.4	14.6
MOU (minutes)	118	130	127		136	127
Churn rate (%)	5.7	5.1	1.7	(9)	5.9	5.2
SAC per gross additional subscriber (US$)	14	22	15		21	18

(7)  No independent information source is available.

(8)  See Attachment C for definitions of ARPU, MOU, Churn and SAC.

(9)  The significant decrease in the quarterly churn rate to 1.7% can be largely attributed to the adoption in Ukraine of the churn policy used by MTS in Russia, whereby pre-paid customers are defined as churning after six months of inactivity, rather than the previous three month criteria. Under the previous churn calculation, quarterly churn rate in Q4 2004 was at 7.2%.

Russia

•                                Revenues up 28% year-on-year to $928 million(10)

•                                OIBDA up 19% year-on-year to $491 million (OIBDA margin of 53%)

•                                Net income increased 0.1% year-on-year to $209 million

MTS’ average monthly minutes of usage per subscriber (MOU) in Russia decreased in the second quarter of 2005. The decline was driven by a dilution of the subscriber mix by low usage customers and the discontinuation of free minute promotions during the quarter. However, MOU of premium(11) subscribers increased to 282 minutes from 247 minutes.

The average monthly service revenue per subscriber (ARPU) in Russia increased as a result of discontinued promotions, seasonally higher roaming revenues, and increased usage of post-paid subscribers.

Subscriber acquisition cost per gross additional subscriber (SAC) in Russia remained unchanged at $18.

MTS accrued a contribution to the Universal Service Fund equal to 1.2% of its service revenues in Russia for two months of the second quarter of 2005, amounting to a total of approximately $8 million.

Ukraine

•                                Revenues up 52% year-on-year to $290 million(12)

•                                OIBDA up 37% year-on-year to $148 million (OIBDA margin of 51%)

•                                Net income up 52% year-on-year to $89 million

Similar to Russia, decline in MOU in Ukraine was due to the discontinuation of free minute promotions and changes in the customer mix toward more pre-paid customers. At the same time, usage of contract subscribers increased to 354 minutes in the second quarter versus 299 minutes in the previous quarter.

Second quarter 2005 ARPU in Ukraine was $10.8, up from $10.0 in the first quarter. This growth was a result of discontinued promotions and higher usage of contract subscribers, as well the Ukrainian currency appreciation during the quarter (around 4.3%).

SAC in the second quarter of 2005 was significantly down to $14 from $22 in the first quarter due to the reduction in handset subsidies and dealer commissions.

MTS continued to reserve for a potential VAT liability on mobile operators’ contributions to the Ukrainian State Pension Fund(13); the amount reserved in the second quarter of 2005 was $2.5 million and in total stands at $4.7 million. The Company, along with other participants in the market, has received notice from the tax authorities claiming back taxes, however, the

(10) Excluding intercompany eliminations of $0.6 million.

(11) Subscribers signed to MTS family of tariff plans.

(12) Excluding intercompany eliminations of $1.8 million.

(13) From July 1999 to July 2005, 6% of mobile service charges were added to subscribers’ bills as a contribution to the

Ukrainian State Pension Fund, introduced as an additional tax levied on mobile services, to be incurred by the subscriber.  VAT has not been applied to subscribers’ contribution to the Ukrainian State Pension Fund since the establishment of the levy in 1999. From August 1, 2005 the levy was increased to 7.5%.

applicability of VAT on the Pension Fund levy is still contested, and the matter is yet to be finally clarified.

Uzbekistan

MTS’ operations in Uzbekistan contributed $20.4 million to the Company’s consolidated revenues, $12.6 million to its consolidated OIBDA (OIBDA margin of 62%), and $6 million to its consolidated net income. Second quarter ARPU was $17.6, up from $16.8 in the previous quarter.

Turkmenistan

At the end of June 2005, MTS acquired a 51% controlling stake in BCTI, a U.S.-registered company that is the leading mobile phone operator in the Republic of Turkmenistan, for $28 million, with an agreement to increase its ownership to 100% by the end of February 2006, subject to certain conditions. The company serviced 59 thousand subscribers at the end of the second quarter. This acquisition was made at the very end of the quarter and did not affect MTS’ consolidated income statement for the period.

Financial Position

The Company’s cash expenditure on property, plant and equipment – capital expenditures – in the second quarter of 2005 amounted to $315 million ($187 million in Russia; $118 million in Ukraine; $10 million in Uzbekistan). In addition, its cash expenditure on intangible assets during the quarter amounted to $21 million ($3 million in Russia; $15 million in Ukraine; $3 million in Uzbekistan). MTS’ capital expenditures totaled $767 million for the first half of 2005 (approximately $78 per net addition).

The Company’s cash, cash equivalents and short-term investments increased to $728 million at the end of the second quarter of 2005. As of June 30, 2005, MTS’ total debt(14) was at $2.4 billion. Net debt amounted to $1.6 billion at the end of the quarter and the net debt to LTM OIBDA(15) ratio decreased to 0.7 times, compared to 0.8 times at the end of 2004.

***

For further information contact:

Mobile TeleSystems, Moscow

Investor and Public Relations	tel: +7 095 911-65-53
Andrey Braginski	e-mail: ir@mts.ru

***

(14) Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(15)  LTM OIBDA represents the last twelve months of rolling OIBDA; see Attachment B for reconciliation of the most directly comparable US GAAP financial measure.

***

Mobile TeleSystems (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 48.2 million subscribers. The regions of Russia, as well as Belarus, Ukraine, Uzbekistan, and Turkmenistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

Attachments to the Second Quarter 2005 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; it is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Q2 2005	Q1 2005	Q2 2004
Net operating income	434.7	338.7	371.7
Add: depreciation and amortization	216.9	198.2	149.8
OIBDA	651.6	536.9	521.5

OIBDA margin can be reconciled to our operating margin as follows:

	Q2 2005	Q1 2005	Q2 2004
Net operating margin	35.2%	32.0%	40.5%
Add: depreciation and amortization as a percentage of revenue	17.5%	18.8%	16.3%
OIBDA margin	52.7%	50.8%	56.8%

***

Attachment B

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of June 30, 2005	As of December 31, 2004
Current portion of debt and of capital lease obligations	406.1	379.4
Long-term debt	1,951.5	1,553.8
Capital lease obligations	2.0	3.9
Total debt	2,359.6	1,937.1
Less:
Cash and cash equivalents	(637.2)	(274.2)
Short-term investments	(91.2)	(73.4)
Net debt	1,631.2	1,589.5

Free cash-flow can be reconciled to our consolidated net cash provided by operating activities as follows:

US$ million	For six months ended June 30, 2005	For six months ended June 30, 2004
Net cash provided by operating activities	866.6	790.8
Less
Purchase of property, plant and equipment	(646.7)	(435.2)
Purchase of intangible assets	(120.1)	(40.6)
Investments in and advances to associates	1.0	(1.1)
Acquisition of subsidiaries, net of cash acquired	(37.9)	(20.8)
Free cash-flow	62.9	293.1

Last twelve months (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Six months ended December 31, 2004	Six months ended June 30, 2005	Twelve months ended June 30, 2005
	A	B	C=A+B
Net operating income	740.5	773.4	1,513.9
Add: depreciation and amortization	392.2	415.1	807.3
OIBDA	1,132.7	1,188.5	2,321.2

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account does not have a negative balance for more than sixty-one days, or one hundred and eighty three days in the case of our Jeans brand tariff launched in November 2002.

Average monthly service revenue per subscriber (ARPU). We calculate our average monthly service revenue per subscriber by dividing our service revenues for a given period, including guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a “subscriber” as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Net operating revenue
Service revenue and connection fees	$1 222 597	$900 469	$2 261 532	$1 681 376
Sales of handsets and accessories	13 971	17 772	32 064	39 599
	1 236 568	918 241	2 293 596	1 720 975
Operating expenses
Cost of services	175 624	109 143	318 239	205 686
Cost of handsets and accessories	58 709	43 524	118 882	86 840
Sales and marketing expenses	141 367	99 043	268 797	190 864
General and administrative expenses	188 454	134 151	357 533	251 093
Depreciation and amortization	216 897	149 770	415 065	283 622
Provision for doubtful accounts	11 344	4 902	25 655	11 707
Other operating expenses	9 500	6 007	16 034	12 615

Net operating income	434 673	371 701	773 391	678 548

Currency exchange and translation losses (gains)	1 046	5 199	446	(2 996)

Other expense (income):
Interest income	(9 831)	(4 829)	(14 925)	(10 852)
Interest expenses	33 598	26 109	64 035	53 709
Other expense (income)	(7 806)	(6 352)	(15 248)	(16 453)
Total other expense (income), net	15 961	14 928	33 862	26 404

Income before provision for income taxes and minority	417 666	351 574	739 083	655 140

Provision for income taxes	106 252	74 573	190 150	162 688

Minority interest	7 547	9 482	12 591	17 112

Net income	303 867	267 519	536 342	475 340
Weighted average number of shares outstanding, in thousands	1 986 124	1 983 400	1 986 124	1 983 400

Earnings per share - basic and diluted	0.153	0.135	0.270	0.240

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2005 AND DECEMBER 31, 2004

(Amounts in thousands of U.S. dollars, except share amounts)

	As of June 30,	As of December 31,
	2005	2004
CURRENT ASSETS:
Cash and cash equivalents	$637 219	$274 150
Short-term investments	91 234	73 360
Trade receivables, net	148 533	162 525
Accounts receivable, related parties	50 588	17 768
Inventory, net	109 923	89 518
VAT receivable	300 759	272 578
Prepaid expenses and other current assets	253 570	151 056
Total current assets	1 591 826	1 040 955

PROPERTY, PLANT AND EQUIPMENT	3 737 512	3 234 318

INTANGIBLE ASSETS	1 243 525	1 208 133

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	98 244	81 235

OTHER ASSETS	18 688	16 546

Total assets	6 689 795	5 581 187

CURRENT LIABILITIES
Accounts payable	281 412	242 495
Accrued expenses and other current liabilities	1 025 325	591 058
Accounts payable, related parties	57 034	17 009
Current portion of long-term debt, capital lease obligations	406 086	379 406
Total current liabilities	1 769 857	1 229 968

LONG-TERM LIABILITIES
Long-term debt	1 951 471	1 553 795
Capital lease obligations	2 038	3 947
Deferred income taxes	154 237	160 390
Deferred revenue and other	60 901	47 665
Total long-term liabilities	2 168 647	1 765 797

Total liabilities	3 938 504	2 995 765

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	67 197	62 099

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of June 30, 2005 and December 31, 2004, 695,103,805 of which are in the form of ADS as of June 30, 2005 and 432,414,940 as of December 31, 2004)

	50 558	50 558
Treasury stock (7,202,108 common shares at cost as of June 30, 2005 and December 31, 2004)	(7 396)	(7 396)
Additional paid-in capital	564 589	564 160
Unearned compensation	(1 046)	(1 780)
Shareholder receivable	(13 572)	(18 237)
Accumulated other comprehensive income	42 282	22 444
Retained earnings	2 048 679	1 913 574
Total shareholders’ equity	2 684 094	2 523 323

Total liabilities and shareholders’ equity	6 689 795	5 581 187

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(Amounts in thousands of U.S. dollars)

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$536 342	$475 340

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	12 591	17 112
Depreciation and amortization	415 065	283 622
Amortization of deferred connection fees	(23 668)	(27 067)
Equity in net income of associates	(18 016)	(11 687)
Provision for obsolete inventory	1 752	6 456
Provision for doubtful accounts	25 655	11 707
Deferred taxes	(36 629)	(21 372)

Non-cash expenses associated with stock bonus and stock options	734	318

Changes in operating assets and liabilities:
Increase in accounts receivable	(43 916)	(52 916)
Increase in inventory	(20 854)	(4 832)
Increase in prepaid expenses and other current assets	(79 257)	(10 424)
Increase in VAT receivable	(27 975)	26 337
Increase in trade accounts payable, accrued liabilities and other current liabilities	124 731	98 231
Net cash provided by operating activities	866 555	790 825

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(37 931)	(20 848)
Purchase of property, plant and equipment	(646 733)	(435 223)
Purchase of intangible assets	(120 106)	(40 634)
Purchase of short-term investments	(18 021)	(45 365)
Proceeds from sale of short-term investments	194	230 000
Investments in and advances to associates	1 007	(1 114)
Net cash used in investing activities	(821 590)	(313 184)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes issue	400 000	—
Repayment of notes	—	(300 000)
Notes issuance/loans agreement costs	(6 784)	—
Capital lease obligation principal paid	(4 655)	(5 480)
Dividends paid	(100 023)	(6 795)
Proceeds from loans	225 038	205 544
Loan principal paid	(195 855)	(177 498)
Payments from shareholders	5 095	4 496
Net cash provided/(used) in financing activities	322 816	(279 733)

Effect of exchange rate changes on cash and cash equivalents	(4 712)	1 601

NET INCREASE IN CASH AND CASH EQUIVALENTS:	363 069	199 509

CASH AND CASH EQUIVALENTS, at beginning of period	274 150	90 376

CASH AND CASH EQUIVALENTS, at end of period	637 219	289 885

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: August 30, 2005